EX-99.G

CONSENT

TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Commission des valeurs mobilieres du Quebec

RE:	Cerro San Pedro Project Development Plan (the “Technical Report”)

The undersigned, the individual responsible for the preparation of the Technical Report, hereby consents to the filing of the Technical Report by Metallica Resources, Inc. with the securities regulatory authorities set out above.

The undersigned further confirms that he has read Press Release No. 03-07 of Metallica Resources Inc dated September 8, 2003, and that he does not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the Press Release contains any misrepresentation of the information contained in the Technical Report.

Dated at Denver, Colorado, this 22nd day of September 2003.

/s/ “Jerry E. Snider”

Jerry E. Snider, P.E.